CONTACT:	Gary S. Maier Maier & Company, Inc. (310) 442-9852

HIGHWAY HOLDINGS REPORTS FISCAL 2008 FIRST QUARTER RESULTS

— Net income Up 15 percent —

HONG KONG —August 12, 2008 — Highway Holdings Limited (Nasdaq:HIHO) today reported results for its fiscal first quarter ended June 30, 2008, reflecting contributions from a year-end order backlog and the stabilization of labor unrest that affected operations of the company in the previous fiscal year.

Net income for the fiscal 2009 first quarter was $287,000, or $0.08 per diluted share, compared with $248,000, or $0.06 per diluted share, last year. Net sales for the same period increased five percent to $9.3 million from $8.9 million a year earlier. The labor unrest in the prior fiscal year created the order backlog noted above that the company has been working to reduce.

Metal, mechanical and electronic OEM net sales represented $9.1 million, or 97 percent of the company’s total net sales, for the first fiscal quarter of 2009. As anticipated, sales of clocks and watches continued to decline to $119,000 from $369,000 — representing sales to current OEM customers.

Gross profit as a percentage of sales for the first fiscal quarter of fiscal 2009 was 21 percent compared with 20 percent in the same period a year ago. Gross profit increased seven percent to $1.95 million from $1.82 million last year. Gross margin for the current fiscal quarter improved despite increases in the exchange rate of the RMB currency which negatively impacted the company’s operating costs in China; ongoing increases in labor and staff-related costs; and increases in certain raw materials transportation and energy costs.

“Results for the fiscal 2009 first quarter reflect the positive impact of the company’s ability to pass-through a majority of its raw material and related cost increases to its customers. The company is extremely focused on controlling manufacturing costs and we appreciate that our customers understand the necessity of certain price increases. The new fiscal year is off to an excellent beginning and we look forward to continuing to rebuild a stable and profitable operation in the quarters ahead,” said Roland Kohl, president and chief executive officer.
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Selling, general and administrative expense as a percentage of sales for the first fiscal quarter of fiscal 2009 was 17.3 percent compared with 17.2 percent in the same period a year ago. Selling, general and administrative expense for the fiscal quarter increased by $75,000, or five percent, from the same period a year ago — primarily due to increased costs associated with strengthening the management team and the technical capabilities of the company.  Kohl noted that the company is now benefiting from recent increases in the availability of qualified personnel due to softness in the local labor market, as well as from the upgrading of its staff and operations. As indicated in the company’s March 31, 2008 fiscal year-end press release, management has been focused on streamlining and automating its manufacturing process. It is now beginning to benefit from the greater utilization of automated production lines and robots to reduce dependency on a large workforce — which further enhances efficiency and strengthens the company’s competitive position and corporate image.

Cash and cash equivalents were $3.04 million at June 30, 2008 compared with $3.89 million at March 31, 2008. The decrease in the company’s cash and cash equivalents reflects higher account receivables due to increased net sales, increased inventories (primarily raw materials and associated materials for work-in-progress to fulfill the company’s order backlog), and the repayment of short-term borrowing. At June 30, 2008, the company had working capital of $8.1 million compared with $7.6 million at March 31, 2008. Total shareholders’ equity at June 30, 2008 was $10.7 million compared with $10.4 million last year. The company’s current ratio was 1.89:1 at June 30, 2008.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers — from simple parts and components to sub-assemblies. It also manufactures finished products, such as LED Lights, radio chimes and other electronic products. Highway Holdings is headquartered in Hong Kong and operates four manufacturing facilities in the People's Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Statement of Income
(Dollars in thousands, except per share data)
(Unaudited)

	Quarter Ended June 30
	2008	2007
Net sales	$9,347	$8,932
Cost of sales	7,402	7,116
Gross profit	1,945	1,816
Selling, general and administrative expenses	1,613	1,538
Operating income	332	278

Non-operating items
Interest expenses	(40)	(59)
Exchange gain (loss), net	(8)	8
Interest income	11	33
Other income	15	7
Total non-operating income (expenses)	(22)	(11)

Net income before income tax and minority interests	310	267
Income taxes	39	19
Income before minority interests	271	248
Minority Interests	16	0
Net Income	$287	$248

Earning per share - basic	$0.08	$0.07
Weighted average number of shares - basic	3,734	3,785

Earning per share - diluted	$0.08	$0.06
Weighted average number of shares - diluted	3,734	3,816

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Balance Sheet
(In thousands, except per share data)

	June 30	March 31
	2008	2008
Current assets:
Cash and cash equivalents	$3,039	$3,889
Restricted cash	1,671	1,671
Accounts receivable, net of doubtful accounts	5,300	4,766
Inventories	6,261	5,775
Prepaid expenses and other current assets	885	689
Total current assets	17,156	16,790

Property, plant and equipment, (net)	3,351	3,646
Investment in affiliates	2	2
Intangible assets, (net)	47	52
Total assets	20,556	20,490

Current liabilities:
Accounts payable	$3,673	$3,757
Short-term borrowing	1,984	2,214
Current portion of long-term debt	288	311
Accrued mould charges	235	260
Accrual payroll and employee benefits	1,124	988
Other liabilities and accrued expenses	1,753	1,704
Total current liabilities	9,057	9,234
Long-term debt – net of current portion	475	522
Deferred income taxes	189	189
Total liabilities	9,721	9,945

Minority Interest	135	151

Shareholders' equity:
Common shares, $0.01 par value, authorized 20,000,000 shares
3,819,900 shares as of March 31, 2008 and 3,720,520 shares
as of June 30, 2008, respectively, issued and outstanding	37	38
Additional paid-in capital	11,049	11,562
Retained earnings (Accumulated Deficit)	(331)	(614)
Accumulated other comprehensive loss	(2)	(26)
Treasury shares, at cost – 166,334 shares as of March 31, 2008; 37,800 shares as of June 30, 2008	(53)	(566)
Total shareholders' equity	10,700	10,394

Total liabilities and shareholders' equity	20,556	20,490

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 442-9852

HIGHWAY HOLDINGS RECEIVES ADDITIONAL OEM BUSINESS FROM TRIDONIC. ATCO
FOR LIGHTING FIXTURE COMPONENTS

— Signs Three-Year Lease Extension for Company’s Primary Facilities in China —

HONG KONG – September 2, 2008 — Highway Holdings Limited (NasdaqCM:HIHO) today announced an expansion of its existing original equipment manufacturing business from Tridonic.ATCO, with six new tooling orders to produce electronic ballast casings utilized in fluorescent lighting products. Terms were not disclosed.

“The new order from Tridonic’s United Kingdom division expands Highway Holdings’ current OEM relationship with this company’s operations in China and Austria – representing an aggregate annual potential production value of approximately $2.0 million from existing and new  business,” said Roland Kohl, president and chief executive officer of Highway Holdings.

Tridonic.ATCO, based in Dornbirn, Austria, is one of the leading manufacturers and suppliers of lighting control equipment in the world with strategic manufacturing operations located on three continents.

Kohl also said the company has received new tooling orders from two other leading European lighting manufacturers, one of whom is a current customer and the other a new OEM relationship. He indicated that all of these new tooling orders should lead to additional business which could potentially generate combined annual sales of more than $20 million.

Separately, the company said it has signed a three-year extension of the company’s lease of 450,000 square feet for its headquarters and production facilities located in Long Hua, China. The lease, at which more than 70 percent of the company’s operations are conducted, was scheduled to expire in February 2009.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers — from simple parts and components to sub-assemblies. It also manufactures finished products, such as light fixtures, LED lights, radio chimes and other electronic products. Highway Holdings is headquartered in Hong Kong and operates four manufacturing facilities in the People's Republic of  China.

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 Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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